Exhibit 99.54

Intermap’s Team Chosen for Major NGA Data Contract

Luno A budget increased to $290 Million—10x original amount

Team CACI named key partner for NGA’s commercial Earth observation program

Intermap advances AI/ML innovation in geospatial intelligence

DENVER, Sept. 24, 2024 — Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced that, in partnership with CACI, Inc. – Federal (“CACI”), its team has been selected by the National Geospatial-Intelligence Agency (“NGA”) as one of 10 qualified vendors for the Luno A program.

Luno A, a new NGA initiative, focuses on providing continually updated, low-latency foundation data to support critical national security indicators. This program represents a significant advancement from the previous Economic Indicator Monitoring (EIM) effort, which began in 2021. Luno A aims to enhance U.S. National Security Community (NSC) insights by leveraging commercial satellite data to monitor a range of factors, including economic activities, military capabilities and environmental conditions. With recent advancements in computer vision and AI-driven geospatial intelligence, Luno A will integrate these technologies to provide real-time, actionable intelligence directly into NSC’s analytic workflows.

The Luno A contract, valued at up to $290 million over five years, marks a substantial increase from the initial EIM budget of $29 million and the previously planned $60 million ceiling. This growth underscores the expanding role of unclassified computer vision capabilities within U.S. government operations.

Further to the previous announcement on June 16, 2021, Team CACI’s next-generation platform will combine Intermap’s patented IRIS™ processing suite with CACI’s Feature Trace software. This integration will leverage advanced geospatial AI/ML models to deliver precise, near-real-time feature datasets, reflecting dynamic changes in land usage and infrastructure. This technology can be used standalone to generate insights for analysts as well as powering DEM and map sheet updates through change detection of manmade and natural features.

This award builds on Intermap’s strategic partnerships with U.S. government agencies and their key suppliers, including NGA, the Pentagon, U.S. Air Force, U.S. Geological Survey, National Oceanic and Atmospheric Administration Affairs and NASA.

“We are pleased to partner with CACI on the Luno A program and contribute to advancing real-life, 3D computer vision capabilities for the NSC,” said Patrick A. Blott, Chairman and CEO of Intermap. “Our proprietary processing suite, combined with CACI’s technologies, will add context to analytic assessments and power unparalleled insight for national security.”

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executie Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266